UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


   DI VI SION OF
CORPORATI ON FI NANCE


                                                                      May 22,
2019
  Mark K. Mason
  Chairman of the Board, President and CEO
  HomeStreet, Inc.
  601 Union Street, Suite 2000
  Seattle, WA 98101

           Re:     HomeStreet, Inc.
                   DEFA14A filing made under cover of Schedule 14A Filed on May 16, 2019 by HomeStreet, Inc.
                   File No. 001-35424

  Dear Mr. Mason,

           We have reviewed the above-captioned filing, and have the following comments. Our comments may ask for additional information so that we may better understand the disclosure.

           Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  DEFA14A filed May 16, 2019 on Schedule 14A
  1. The press release excerpt indicates that "the SEC had no objection to HomeStreet's filing of its definitive proxy statement" upon review of HomeStreet's explanation of events relating to
     HomeStreet's efforts to comply with Rule 14a-13. This statement creates the implication that
     "the SEC" reached a legal conclusion on the sufficiency of HomeStreet's explanation. Please file a corrective statement that expressly indicates that the U.S. Securities and Exchange
     Commission did not review HomeStreet's explanation or its proxy statement and accordingly did not express a view on whether or not HomeStreet complied with Rule 14a-13.

  2. Rule 14a-13 mandates that the registrant shall conduct the inquiry required by Rule 14a-
     13(a)(1) "at least 20 business days prior to the record date..." Based on the information
     HomeStreet has now publicly disclosed, HomeStreet represents that the search specified under Rule 14a-13(a)(3) was only initiated within the required timeframe. Notwithstanding
     HomeStreet's characterization that it relied on its agent "in ensuring compliance,"
     HomeStreet as distinguished from its agent is obligated to "make" the inquiry required under Rule 14a-13(a)(1). Because the inquiry required of all persons specified under Rule
     14a-13(a)(1) was not effectuated, compliance with Rule 14a-13(a)(3) was not perfected.
     Please file an explanatory statement that acknowledges HomeStreet's non-compliance.
 Mark K. Mason
HomeStreet, Inc.
May 22, 2019
Page 2

       While the staff in the Division of Corporation Finance will not undertake any further examination of HomeStreet's non-compliance with Rule 14a-13 at this time, we reserve the right to make further inquiry into this matter and make any recommendations or referrals deemed appropriate.

        We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

cc:    Beth E. Berg, Esq.
       Kai H.E. Liekefett, Esq.